EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2009, 2008, 2007, 2006 and 2005

	2009	2008		2007	2006	2005
Net income (loss) before income taxes	$60,146	($33,366)		$59,654	$55,096	($17,361)

Fixed charges:
Interest portion of rentals	814	663		411	610	437
Total interest costs	13,244	19,573		534	608	225

Total fixed charges	14,058	20,236		945	1,218	662

Total earnings	$74,204	($13,130)		$60,599	$56,314	($16,699)

Preferred stock dividend requirements	$13,633	$13,633		$1,024	$552	$552

Ratio of pre-tax income to net income	0.89	1.11		0.88	0.85	1.03

Preferred stock dividend factor	$13,633	$15,189		$1,024	$552	$571

Ratio of earnings to fixed charges	5.3	(na	)	64.1	46.2	(na	)
Ratio of earnings to fixed charges and preferred dividends	2.7	(na	)	30.8	31.8	(na	)

Coverage deficit:
On fixed charges	$0	$33,366		$0	$0	$17,361
On fixed charges and preferred dividends	0	48,555		0	0	17,932